CI Fund Management Inc.

Michael J. Killeen
Senior Vice-President,
General Counsel and Corporate Secretary

CI Place
151 Yonge Street, Eleventh Floor
Toronto, Ontario M5C 2W7
Telephone: 416-681-6507
Facsimile: 416-365-0501
E-mail: mkilleen@cifunds.com

SEC MAIL PROCESSING SECTION RECEIVED DEC 0 9 2002 WASH, D.C. 181

02069037

December 2, 2002

United States Securities
and Exchange Commission
Washington, D.C. 20549

SUPPL

Dear Sirs:

Re: CI Fund Management Inc. (the "Company")
Rule 12g3-2(b) under the Securities Exchange Act of 1934
Your File No. 82-4994

The Company is on the SEC's list of foreign private issuers that claim exemption pursuant to Rule 12g3-2(b), pursuant to which we hereby furnish the enclosed documentation duly marked with the requisite SEC file number.

If you have any questions or comments, please contact the undersigned.

Yours truly,

CI FUND MANAGEMENT INC.

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

Michael J. Killeen
Senior Vice-President,
General Counsel and Corporate Secretary

MJK/cc
Encls.

c: Chris von Boetticher (w/encls.)

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CI Funds

82-4994

CI Funds

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Funds reports improved sales, assets for October

TORONTO (November 4, 2002) – CI Fund Management Inc. today reported that its wholly owned subsidiary, CI Mutual Funds Inc., had net redemptions of $82 million in October 2002. Total fee-earning assets were $33.4 billion at October 31, 2002, including mutual fund assets under management of $27.2 billion and segregated fund assets of $1.6 billion.

"The strong gains made by global equity markets in the last three weeks of October were positive for sales trends," said Stephen A. MacPhail, Chief Operating Officer. "CI had a 34% reduction in net redemptions versus the previous month."

Mr. MacPhail noted that two of CI's newest funds have attracted considerable interest from advisers and investors. A presentation during the month by Bill Miller, portfolio manager of the recently launched CI Value Trust Fund, was attended by about 600 financial advisers. Mr. Miller is one of the world's top investors and, as manager of the U.S.-based Legg Mason Value Trust, he is the only equity mutual fund manager to have outperformed the S&P 500 Index in each of the last 11 calendar years. At November 1, 2002, Legg Mason Value Trust was ahead of the index for the year-to-date by almost 300 basis points.

In addition, the Harbour Foreign Equity Fund, launched in June 2002, has attracted approximately $60 million in assets. The fund is managed by Gerry Coleman, who was named Fund Manager of the Year at the 2001 Canadian Mutual Fund Awards.

In other matters, CI currently owns 5,124,200 common shares (or approximately 6.2% of the outstanding shares) of Assante Corporation (TSX: LMS). These shares are held for investment purposes.

CI Fund Management Inc. (TSX: CIX) is an independent, Canadian-owned investment management company with the industry's broadest selection of investment funds, including mutual funds, industry-specific funds, 100% RSP-eligible global funds, multi-manager funds, segregated funds and hedge funds.

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For further information, contact:
Stephen A. MacPhail
Executive Vice-President,
Chief Operating Officer and Chief Financial Officer
CI Fund Management Inc.
Tel.: 416-364-1145